Exhibit 99.1


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Tel-Aviv, Israel - December 5, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:EMITF)
("EMI") today announced that pursuant to the Company's shareholders approval on December 24, 2003 of a Framework Resolution (within the meaning of such term in the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000) with respect to the coverage of the liability of Mr. Mordechay Zisser, the indirect controlling shareholder of the Company who serves as Executive Chairman of the Company's board of directors, under the general insurance policies of the Company for the coverage of directors' and officers' liability, the Company's board of directors approved on December 4, 2005, following the approval by the Company's audit committee, of the coverage of Mr. Zisser's liability under a new directors' and officers' insurance policy.

The following is a short description of the main terms of the Company's insurance policy:

A policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company's subsidiaries, for a one-year period beginning on October 31, 2005 and ending on October 31, 2006. Such policy would cover a total liability of $40 million per occurrence and during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe-Israel (M.M.S.) Ltd. ("Europe-Israel") (the parent company of the Company) and companies under its control (the liability of directors and officers of Europe-Israel and companies controlled by it, other than the Company and companies under its control, is limited to $10 million out of the aggregate coverage amount of $40 million). The premium paid by the Company with respect to this insurance policy was approximately $290,000 representing its share out of a total premium of $315,000 paid for the overall policy for Europe-Israel and the companies controlled by it. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2005 and ending on October 31, 2006 without any retroactive limitation and subject to the terms of the policy.

The Company's audit committee and board of directors determined that such policy and the coverage of Mr. Zisser's liability thereunder comply with the terms of the Framework Resolution, as detailed in the Company's proxy statement dated November 25, 2003.

Pursuant to Section 1(C) of the aforementioned regulations, one shareholder or more holding 1% of the Company's issued share capital or voting rights may notify the Company of such shareholder's objection to the approval of the coverage of Mr. Zisser's liability under the said insurance policy in accordance with the aforementioned regulations, provided such objection was

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submitted to the Company no later than 7 days as of the date of this press release. If such objection is received at the Company within such 7-day period, the coverage of Mr. Zisser's liability under the said policy will require shareholders' approval by a special majority pursuant to the Israeli Companies Law of 1999.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, risks related to the proposed merger of EMI and Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, EMI's Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 1, 2005 and Form 20-F Annual Report for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005.

For Further Information:
Company Contact                          Investor Contact
Shimon Yitzhaki                          Kathy Price
Elbit Medical Imaging Ltd.               The Global Consulting Group
(972-3) 608-6000                         1-646-284-9430
syitzhaki@europe-israel.com              kprice@hfgcg.com
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